UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

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FORM 8-K

CURRENT REPORT PURSUANT TO
SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): March 11, 2014

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McDONALD'S CORPORATION
(Exact Name of Registrant as Specified in Charter)

Delaware	**1-5231**	**36-2361282**
(State or Other Jurisdiction of Incorporation)	**(Commission File Number)**	**(IRS Employer Identification No.)**

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One McDonald's Plaza
Oak Brook, Illinois
(Address of Principal Executive Offices)

60523
(Zip Code)

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(630) 623-3000
(Registrant's telephone number, including area code)

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Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01. Other Events.

On March 11, 2014, Peter J. Bensen, Chief Financial Officer of McDonald's Corporation, spoke at the Bank of America Merrill Lynch Consumer and Retail Conference in New York City, New York. On March 12, 2014, Mr. Bensen also spoke at the RBC Capital Markets' Consumer and Retail Conference in Boston, Massachusetts.

Each of these presentations was webcast live and is available for replay for a limited time at www.investor.mcdonalds.com. A copy of each of the transcripts from these presentations is attached hereto as Exhibits 99.1 and 99.2 and incorporated herein by reference.

Item 9.01. Financial Statements and Exhibits.

(d)   *Exhibits.*

Exhibit No.	Description
99.1	Transcript of Presentation by Peter J. Bensen, Chief Financial Officer of McDonald's Corporation, at the Bank of America Merrill Lynch Consumer and Retail Conference, dated March 11, 2014.
99.2	Transcript of Presentation by Peter J. Bensen, Chief Financial Officer of McDonald's Corporation, at the RBC Capital Markets' Consumer and Retail Conference, dated March 12, 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

McDONALD'S CORPORATION
(Registrant)

Date: March 12, 2014   By: /s/ Denise A. Horne
                                              Denise A. Horne
                                              Corporate Vice President - Associate General
                                              Counsel and Assistant Secretary

Exhibit Index

Exhibit No. 99.1   Transcript of Presentation by Peter J. Bensen, Chief Financial Officer of McDonald's Corporation, at the Bank of America Merrill Lynch Consumer and Retail Conference, dated March 11, 2014.

Exhibit No. 99.2   Transcript of Presentation by Peter J. Bensen, Chief Financial Officer of McDonald's Corporation, at the RBC Capital Markets' Consumer and Retail Conference, dated March 12, 2014.

Exhibit 99.1

THOMSON REUTERS STREETEVENTS

EDITED TRANSCRIPT

MCD - McDonald's Corporation at Bank of America Merrill Lynch Consumer & Retail Conference

EVENT DATE/TIME: MARCH 11, 2014 / 12:50PM GMT

CORPORATE PARTICIPANTS

Pete Bensen *McDonald's Corporation - EVP and CFO*

CONFERENCE CALL PARTICIPANTS

Joe Buckley *Bank of America Merrill Lynch - Analyst*

PRESENTATION

Joe Buckley *- Bank of America Merrill Lynch - Analyst*

(audio in progress) Joe Buckley, Bank of America Merrill Lynch's restaurant analyst. Very pleased to kick off the restaurant portion of our conference with McDonald's. Representing the Company today is CFO Pete Bensen. Pete, thank you for joining us.

Pete Bensen *- McDonald's Corporation - EVP and CFO*

Thanks, Joe, and good morning, everyone. It's a pleasure to be here today. At McDonald's, our number one priority is to satisfy our customers' needs by serving great-tasting, high-quality food in contemporary restaurants. That's why every day McDonald's is the destination for approximately 70 million customers worldwide.

The foundation of our business is strong. We have an iconic brand; an aligned and focused system of owner-operators, suppliers, and employees; and superb real estate locations in our markets around the world. These competitive advantages position us to grow the business profitably over the long-term.

Our customer's at the front and center of all that we do as we pursue the long-term opportunities before us. Guiding our strategies is the Plan to Win framework and our three global growth priorities to optimize our menu, modernize the customer experience, and broaden accessibility to brand McDonald's around the world.

Now more than ever, we are focused on strengthening our relationship with the customer by enhancing current initiatives for greater relevance, broader reach, and better restaurant execution.

We're looking to engage our customers and new and more personal ways, both within and beyond our restaurant walls, to become an even greater part of their daily lives.

We are actively pursuing sizable growth opportunities. While we are the biggest player in the $1.2 trillion global and formal eating-out category, today we account for less than 10% of informal eating-out sales. Raising our share by just 1% would deliver $12 billion of additional system-wide sales.

To capture this opportunity, we are prioritizing our efforts and focusing on customer-facing initiatives with the greatest potential for growth including reinvigorating our core favorites including the Big Mac, Egg McMuffin, and our world-famous fries while balancing the introduction of compelling new menu items and limited-time offers to broaden our appeal.

Strengthening our value platforms across the globe to provide consistent affordable options to customers throughout the day.

Investing in our restaurants to keep the modern and contemporary while leveraging investments in technology like the new POS, Made for You, and our digital initiatives to differentiate the McDonald's experience and expanding our global footprint to grow to the real market opportunities that exist.

While our long-term strategies are intact, we recognize the need to address our near-term performance, focusing on what's in our control, and providing consumers with more compelling reasons to visit McDonald's today and into the future.

Our financial model is based primarily on driving sales, and our approach is twofold. First, we are focused our on key priority markets that have the most significant opportunities to drive consolidated results. And second, we are looking to scale global initiatives that have the potential to drive performance across multiple markets in both the near- and the longer-term.

First, let's talk about our priority markets. Over 80% of our consolidated operating income is contributed by 8 markets: the US, France, Australia, the UK, Germany, Russia, China, and Japan. Our ability to enact improvements in these markets will have the greatest impact on our performance. As we evaluate each market, our 2014 goals are to stabilize markets experiencing the most pronounced negative trends and optimizing grow markets experience positive or more neutral trends.

Let's start with the markets we intend to stabilize, which includes the US, Germany, and Japan. Given the negative sales and guest-count trends in these markets, our efforts are focused on more effectively leveraging consumer insights to develop a deeper understanding of our customer behavior, to strengthen our offers, and improve our customer service.

The US is our largest market and has the most significant need for improvement in the near term. Our 2014 plans are focused on strengthening the core business to drive customer visits. From a menu standpoint, our core products including the Big Mac, the Quarter Pounder with cheese, our world-famous fries, and Chicken McNuggets remain front and center because our core products drive a majority of our sales and guest counts.

We will complement our core offerings with new products and limited-time offers like the Bacon Clubhouse sandwich, which is currently being rolled out to our restaurants. Some of you had the opportunity to sample this product at our investor meeting last November, and I'm sure you'll agree that the combination of creamy Big Mac sauce along with premium toppings like fresh lettuce and tomatoes, white cheddar cheese, and applewood-smoked bacon all served on a brand-new artisan roll represent a delicious addition to our premium product lineup.

We plan to support both our core and new-product offerings in a more robust way this year including improved advertising that better connects with customers and drives incremental visits.

We're also building upon the strength of our breakfast business. A recent consumer study reinforced the importance of breakfast on the go for our customers. We're pursuing this opportunity through efforts to enhance the breakfast experience by marketing our high-quality McCafe beverages that pair well with delicious foods freshly prepared in our restaurant kitchens with the convenience that only McDonald's can provide.

In addition, we are focused on improving the overall customer experience through continued commitment to operations and service excellence. Our efforts around crew staffing and positioning, which builds capacity at peak hours, combined with our ongoing investment in new restaurants, re-images, and kitchen improvements will enable us to deliver a better and more consistent experience for our customers.

Our 2014 menu pipeline is designed to introduce new products and limited-time offers at the right pace and price points to drive incremental visits and increase the average check. And we'll focus on product personalization and new ingredient choices by leveraging new kitchen equipment to satisfy customers' evolving taste and preferences and to improve the efficiency of our order preparation process.

Moving to Germany. We recognize the need to focus on fewer tactics that resonate more deeply with the customers. The plans for 2014 reflect this and include a re-focus on our core products. We also recognize the need to create a mid-tier price level to close the gap between our entry-level prices and our Extra Value Meals. The recent launch of the McBaguette, a two-item value bundle, provides this mid-tier option.

To strengthen our offerings across the menu, we also just introduced new taste and flavor options such as the premium SteakHouse burger and the EUR1 Western Burger.

And in Japan, we're refining our plans to strengthen our brand connections to customers. This includes repositioning our affordability platform, offering more relevant food and beverage choices, and increasing the focus on the family business to better differentiate ourselves from the competition.

We are confident that we are taking the right actions in the US, Germany, and Japan to stabilize our momentum and more clearly align with our customers' needs. However, there is no silver bullet. The adjustments we are making are comprehensive in nature and will take several months for our customers to notice a difference, so we expect results in these markets will remain somewhat volatile in the near-term.

At the same time, we want to optimize and grow markets like the UK, Russia, France, Australia, and China through a focus on value, breakfast, premium products, and convenience offerings. Daypart expansion, including extended hours in breakfast along with a focus on the family business, remain key opportunities for growth in the UK.

In Russia, where breakfast represents less than 7% of sales and is growing, the market is focused on expanding this daypart through new-product offerings and marketing support. Russia's 2014 calendar also includes strong regular menu products and promotions such as spicy rolls and Royal Deluxe to complement our popular core menu.



In the area of value, our efforts focused on combining affordability across the menu with compelling options at mid and premium price points to encourage trade-up and grow average check. For example, France's emphasis on affordable options like the mid-tier Casse Croute value bundle, coupled with strong limited-time offers of premium products and promotional activities, has been successful in generating positive comparable sales over the past seven months.

And in Australia, our ability to enhance our value offers and complement them with premium products like the new McWraps and salads is resonating well with local consumers and contributing to top-line performance.

Finally in China, we're targeting growth in our existing restaurants through convenience offerings including more dessert kiosks and expanded delivery service across the market. We're also continuing to grow by expanding our footprint in China while increasing our franchising activity.

We plan to open about 300 new restaurants in 2014, including approximately 60 drive-through locations; and our target is to be 20% to 25% franchised by 2015.

In addition to our priority markets, we're pursuing targeted growth initiatives that have the potential to drive top-line results across multiple markets. From a menu standpoint, we're expanding and leveraging investments in our McCafe platform both in terms of new units as well as extension of the existing product lineup. For example in Europe, we plan to add 150 new McCafe units this year; and by June, we expect to have smoothies and frappes in about 4500 restaurants across the segment.

We also know that compelling value at all price levels is crucial as consumers grow more discerning and have more options than ever when it comes to their eating-out decisions. We are fortifying our affordability platform in markets around the world with more compelling value offers that satisfy our customers' broad taste and preferences at relevant price points, including the entry level, to ultimately drive traffic into our restaurants.

We continue to believe that investing in the McDonald's business is the best investment we can make to drive long-term growth. We're expanding our footprint across the globe with plans to open between 1500 and 1600 new restaurants in 2014. We will also continue to make progress in our modernization efforts and expect to have over 60% of our global restaurants modernized by the end of this year.

Finally, given the investments we've made in the past few years to build our capabilities, especially in technology with more robust common platforms like the point-of-sale system, we are pursuing global opportunities to leverage these areas in the future.

For example, we have a number of mobile ordering and payment tests underway in markets around the world, and we're evaluating loyalty programs to provide customers with access to fun, exciting rewards that only McDonald's can deliver. Though still early in the process, our new digital team is hard at work developing a cohesive approach to our digital strategy and execution plans to engage more deeply with our customers wherever they may be and to become a more integral part of their everyday lives.

We remain focused on our business strategies and execution and are moving with urgency to address recent financial performance and improve shareholder returns. In addition to the specific steps that I've outlined to position the Company for growth, we are actively looking at ways to optimize our capital structure while maintaining our long-term financial strength. Optimize our restaurant ownership structure, including certain re-franchising activities especially in markets outside the US. And scrutinize ongoing G&A levels while appropriately supporting our franchisees and our growth initiatives. We look forward to updating you on our progress in these areas periodically throughout the year.

Around the world and across our system, we are ensuring our plans are deeply rooted in the evolving wants and needs of our customers. We know that's key for our performance today and over the long-term.

At the same time, we remain grounded in sound business fundamentals. We have a strong financial foundation and a resilient business that produces significant amounts of cash flow. In 2013, our cash from operations totaled more than $7.1 billion. This predictable cash flow stream allows us to continue to invest in growth opportunities within our business while also returning substantial amount of cash to shareholders.

Our philosophy regarding the use of cash remains unchanged. Our first priority continues to be making disciplined investments in our business to fuel future growth and further differentiate brand McDonald's. We believe this yields the best performance and returns over the long-term.

After that, we expect to return all free cash flow to investors through a combination of dividends and share repurchases over time. Over the past five year, we have returned over $26 billion to shareholders including a total of $4.9 billion last year. In 2014, we currently expect to return approximately $5 billion.



So with that, I'll close by reemphasizing my confidence in the future. Our fundamentals are strong, and we are leveraging the power of our business model, our investments in restaurant capabilities and modernization, and our hard-earned competitive advantage to pursue the sizable opportunities before us.

At the same time, we're thoughtfully evolving our approach to remain relevant to our customers, focusing on those things within our control to navigate near-term challenges while driving profitable growth for the future. Thanks. And I'll be happy to take your questions.

QUESTION AND ANSWER

Joe Buckley *- Bank of America Merrill Lynch - Analyst*

Thank you, Pete. We have a microphone in the audience, and I encourage people in the audience to ask questions. I'd like to kick it off and focus on the US business. US business had a fantastic 10-year run that seemed to come to somewhat of an abrupt end. And sales first began to soften in late 2012. There was a change of leadership in the US business, and I know the McDonald's point of view seemed to be that it was a marketing issue in timing and new products and things of that sort. 2013 continues to be problematic. So I guess my question is with the hindsight of the passage of time, what do you think the sales issues are in the US, and how can you go about addressing them in the near-term?

Pete Bensen *- McDonald's Corporation - EVP and CFO*

Yes, thanks Joe. I think to summarize it, it's probably a back-to-the-basics approach. In addition to the US, we've looked -- over the last couple of months, our business insights and consumer insights folks have done a deep dive into markets over the last 10 years that have turned that negative sales trend line and looked at the types of initiatives that it takes to regain that sales momentum.

And I used the term in my remarks there's no silver bullet; there's no one thing. But it's a combination of things working together that the customer has to notice, and then they have to give you credit for that change, and that takes a little bit of time. But it's really in areas like advertising; like service, so the customer experience that they experience at the restaurant.

Which, for the first six months of this year, we have an intense focus on kind of a service reset in our restaurants. Each franchisee and our McOpCo leadership are going to be visited by consultants that are just reminding them of some of the basics around staffing; scheduling; positioning of that staff, which doesn't sound very dramatic. But at the end of the day, those are some of the things that have broken down over the last 18 months as we introduced new products and introduced additional complexity to the restaurant. So resetting that service foundation is a critical piece of this not only in the US but in some of the other markets.

And especially if you consider we're putting new kitchen equipment in that, A, makes the crew more efficient in our current preparation but also can introduce some additional food news with additional toppings and things. So it's about the service reset.

It's a refocus on the core. In each of these kind of case studies that we did internally over the last 10 years, a refocus on the core menu was key to helping drive the turnaround. And that includes new products and it includes a focus on breakfast.

Joe Buckley *- Bank of America Merrill Lynch - Analyst*

I've noticed that the product news has been limited so far in the US, although the Bacon Clubhouse rollout -- which here in New York City, I can tell you based on yesterday's experience, which is quite good. So can I assume that's not by accident that you slowed some of the product news to do the service reset? And where do you think you are in the service reset? Can we expect more consistent product news in the US going forward?

Pete Bensen *- McDonald's Corporation - EVP and CFO*

So it was intentional. And as I said, the first six months were really focused on the service reset, so we have delayed and slowed the new product news to kind of acknowledge the resource allocation toward focusing on the service. So you'll start to see more activity but, again, at the right pace. But I think we acknowledged last year that we probably did think a little bit too quickly in terms of the Egg White Delight and then the McWraps and then the Quarter Pounders with the various toppings. And that was a big stress to restaurants.

THOMSON REUTERS

Joe Buckley - *Bank of America Merrill Lynch - Analyst*

We have a question in the audience.

Unidentified Audience Member

Yes, hi. Thank you. I have two questions. One might follow on Joe's point. I noticed in US drive-through, the sign's in the bend. So what tends to happen -- and I understand like the heavy users have the menu memorized. But for someone like me who shows up occasionally, you don't see anything. You're waiting and looking at the car behind you, and all of a sudden there's assigned with 100 items and what do you want. So they're more polite than that. But I don't know, maybe the thought of bringing another sign forward so people can figure out what they want to do. I don't know if you've given that any thought.

Pete Bensen - *McDonald's Corporation - EVP and CFO*

Clearly, looking at that whole drive-through experience and how can we improve the throughput, right. So have the customer ready for their order, at the same time having the crew ready to accept that order are a couple of key points. Maybe it's simplifying the menu board in the drive-through so it's not maybe identical to what's inside the restaurant but a little bit more simplified so that the customers can make their choices more expeditiously or, to your point, merchandising some things before you get to the menu board so that you can have some idea.

Unidentified Audience Member

Got it. My second question -- you made the comment about optimizing the capital structure. And I was wondering what you -- maybe you could give a little bit more about what you're referring to with that?

Pete Bensen - *McDonald's Corporation - EVP and CFO*

Yes. Having a strong financial foundation and flexibility has been a cornerstone of our business model for 50-plus years. Unlike a lot of our competitors, we are both the landlord and the franchisor; so we co-invest in the business with our franchisees. So financial strength and flexibility is important to us, but we also expect it of our franchisees. So we expect it of each other. And I think that's been a part of our success over the years and is a longer-term focus, if you will, on the business.

And I think it's served as well. If you look at 2008 and 2009, when we did the McCafe rollout in the US, that financial strength and flexibility certainly enabled us to get through that much more quickly than we otherwise would have. So even -- there's been no fundamental change in our business model, and so we believe that financial strength and flexibility is still important.

But that being said, in this period of a little softer performance, really looking at how do we optimize the borrowings under our current credit rating? We can probably get more aggressive. And so we've got a work stream going on to understand what is the right level to kind of maybe more aggressively push the single A, if you will, in this environment -- but keep the ratings.

Joe Buckley - *Bank of America Merrill Lynch - Analyst*

We've question in the back of the room.

Unidentified Audience Member

Yes, I like to follow up on the question of what the diagnosis is in the US problem. And you all do a ton of research. So when you talk to your customers, particularly your [labs] customers or [treated] customers, why do they say they are exiting, either in trip frequency or actually fully, and where are they exiting to?

Pete Bensen *- McDonald's Corporation - EVP and CFO*

The surface -- the focus on service, so order accuracy, speed, hospitality is probably the biggest reason, if you will. So that's why we have such a focus on that. But at the same time, there is a large group in the QSR industry that are considered switchers who aren't brand loyal, who don't go to the same quick-service restaurant every single day. So attracting them with new food, with everyday value that they can count on are couple of other critical items in the equation.

If you look kind of the industry growth maybe a year ago, I want to say that the traffic at fast-casual growth was upwards of greater than 5%, and the QSR growth was relatively flat. And so some of that is what are those offers in those restaurants that are more compelling that are attracting customers. But also I think it's a little bit about the consumer and whether the more affluent consumer is feeling better and actually spending more. And probably the less affluent consumer may be hunkering down a little bit and not eating out as much. So there's a little bit of things in our control within service and customer experience and product and also a little bit in the consumer dynamics.

Unidentified Audience Member

Let me ask it this way. Apart from the service metrics and customer experience, have you explored whether there's a brand relevance problem?

Pete Bensen *- McDonald's Corporation - EVP and CFO*

I'm sorry, a brand relevance?

Unidentified Audience Member

Yes, whether there is a brand relevance problem to the way people live and eat and so forth today?

Pete Bensen *- McDonald's Corporation - EVP and CFO*

Well, you know, having 14,000 locations with drive-throughs, convenience continues to be an important aspect in today's consumer lives. Some of the relevancy issues that we have acknowledged are related to the service and maybe some of the product offerings. Maybe some of the advertising; how we are speaking to our consumer today. And so those things are all on the table.

One of the things that we've done from the marketing side to get at this little bit more is we kind of reorganized our internal marketing department. We used to be organized around product categories, and beginning earlier this year we reorganized around customer segments. So around millennials, around families, around adults to be -- to increase our relevance and improve our chances of connecting with those consumer groups.

Joe Buckley *- Bank of America Merrill Lynch - Analyst*

Jason?

Unidentified Audience Member

(inaudible) customer loyalty program. When did you start this? Wondering if you could talk a little bit more about this, what the feedback has been so far, and when it could be potentially rolled out.

Pete Bensen *- McDonald's Corporation - EVP and CFO*

THOMSON REUTERS

So I actually said we're testing mobile ordering and payments and investigating loyalty. So under this broad category of digital, we use that term, there's really about four quadrants if you think about it. It's digital marketing, so it's digital menu boards in the restaurants, it's using social media to communicate. It's the mobile ordering and payments, so the transactional approach with the customers. It's around kind of customer relationship management, so loyalty programs and understanding consumer buying habits. And there's also an element of that that's around digital play in our restaurants, and we provide an experience that attracts families and children to McDonald's. So that's broadly the digital environment.

And as you know, late last fall we brought on a new global head of our digital business; we basically created this from scratch. And so there's a lot going on to understand what tests are actually out there in the marketplaces already. Because some of our best innovation actually happens in the market themselves. And so how do we corral what's going out there, understand the best practices, yet develop a cohesive global strategy that we can execute and replicate in more than one country and then reap the benefits.

So you'll hear more about loyalty later in the year, I think, as we kind of refine that and go after it. But we think that's a great opportunity in the future for us.

Joe Buckley *- Bank of America Merrill Lynch - Analyst*

One here.

Unidentified Audience Member

I was just curious about your thoughts about entering specialty markets such as, like, gluten-free?

Pete Bensen *- McDonald's Corporation - EVP and CFO*

Again, as we focus more on consumer feedback and demand and look at size of the market, it really becomes an allocation of resources. Where -- what is the consumer telling us they want most? And while we're doing things within our restaurants to look at things like that, allergens and gluten, et cetera, it's not a top priority right now in terms of product development. But we certainly keep those things on the radar, and as part of our kind of marketing reorganization keeping those consumer trends and attributes in mind will be something we'll continue to do. Yes?

Unidentified Audience Member

This is sort of a softball question. But you are so much bigger than your competitors both in the store and corporate-wide. Can you talk about what kind of advantage that is for you? I don't know if you can quantify your advantage on purchasing cost or whatever, but can you at all talk about that? It seems like it's a powerful advantage.

Pete Bensen *- McDonald's Corporation - EVP and CFO*

We obviously -- to your point, we have significant scale. And so we're able to -- in the supply chain, that manifests itself in the costs that we're able to pay for our goods. We traditionally -- we measure ourselves against some of the published indices around the cost of the goods that we produce, and year-over-year we traditionally beat those measures by not insignificant amounts. Sometimes it depends on how much hedging we've done. So we do hedging in the supply chain more to have stable and predictable prices to the restaurants than necessarily time to market, but generally we are able to beat the industry from a cost-of-goods standpoint.

From a marketing, advertising, share-of-voice kind of perspective, we are able to leverage our size and scale. And really what we're looking to do with things like the digital initiatives that I mentioned, how can we take these things and leverage McDonald's 70 million customers a day around the world? How can we partner with someone who would love to have access to that kind of consumer and offer unique programs that no one else could offer in that space while leveraging our global size? So those are some of the things we think about when we think about our scale.

Unidentified Audience Member

Can you at all quantify that purchasing cost advantage? Is it 1%? Is it 2%? 5%?

THOMSON REUTERS

Pete Bensen - *McDonald's Corporation - EVP and CFO*

It varies by year. Sometimes it's 2% or 3%; sometimes as 1%. So I'm not trying to avoid it; it's just that it does vary, but it traditionally is below the PPI for our goods.

Joe Buckley - *Bank of America Merrill Lynch - Analyst*

I think we have one here.

Unidentified Audience Member

I wanted to get more color on your comments around the re-franchising and if you guys are evaluating potentially changing your mix between franchised and Company-owned restaurants over time.

Pete Bensen - *McDonald's Corporation - EVP and CFO*

Yes, obviously we're primarily a franchisor. We're 81% franchised around the world today, but that varies market by market. So we're 89% franchised in the US but only a little more than 70% franchised in Europe and in APMEA. So in terms of area of focus, one of the largest markets we're focused on his China. So we ended the year at roughly 12% franchised, and we are looking to get to 20% to 25% by 2015. So that's an area of focus.

There's other markets in Asia as well that we believe there's a potential to do more aggressive franchising; markets like South Korea, Taiwan, and some of the others over there. But it's not as simple as just flipping a switch and selling a restaurant. We need to have the infrastructure ready. It is different from a servicing a franchise restaurant than it is operating Company-operated restaurants. So building the infrastructure, if you will, internally.

And also the financial resources. So having banks available to lend to the franchisees is important. And, again, under our business model, the franchisee doesn't own any real estate. They can't go in and pledge real estate to borrow, so it's cash flow lending. And typically in that part of the world, cash flow lending is not that prevalent. So it's -- we're doing a lot of work educating the banks and looking to build programs like we have in the US and in some of the more developed markets around cash flow lending for our franchisees and building the right infrastructure to support them.

So as we talk about this in the future, when we get a little more granular with our plans, it's going to be a multi-year initiative that's just kind of refocusing. And obviously that has benefits both from delivering some additional cash upon the sale of the restaurants but also a more stable and predictable cash flow on an ongoing basis.

Joe Buckley - *Bank of America Merrill Lynch - Analyst*

Pete, I'd like to go back to the optimizing capital structure comment. When we look at your debt coverage ratios, going back seven or eight years ago, they were essentially higher. You were more levered than you are today. And you mentioned working within the credit rating that you currently have. What flexibility does that give you? If we talked about a turn of EBITDA, what kind of flexibility do you think you have?

Pete Bensen - *McDonald's Corporation - EVP and CFO*

Not trying to avoid that, Joe, that's exactly what we're investigating right now. So we will -- we ran the risk of talking about this before we had everything figured out but wanted you to know things that were actively underway that we are pursuing. But we don't have every answer right now and certainly over the course of the next couple of months, we'll have those things.

Joe Buckley - *Bank of America Merrill Lynch - Analyst*

And if you find there is an opportunity through that cash return to shareholders targeted at a $5 billion rise this year?

Pete Bensen - *McDonald's Corporation - EVP and CFO*

If we have -- if we find potential, yes, it could. But right now, our forecast is $5 billion.

Joe Buckley - *Bank of America Merrill Lynch - Analyst*

Sure.

Unidentified Audience Member

I wanted to stick with the capital structure. Actually, you mentioned the commitment to the mid-A rating, and I just wanted to really understand the rationale for that. Because you've talked about financial flexibility and suddenly would have a lot of flexibility. But even if you were high triple-B rated, it would still be the highest rated restaurant or one of the highest rated. You'd still have plenty of financial flexibility. So I just wanted to understand the commitment behind the mid-A.

Pete Bensen - *McDonald's Corporation - EVP and CFO*

Yes, it goes back to that financial strength and flexibility that the single-A has been a cornerstone of our business model and our relationship with our franchisees. So we hold them accountable for maintaining high credit ratings and financial flexibility so they can invest in the business and continue to pursue some of these growth opportunities. And we feel it's important for us to perform the same way. And, again, over the years that has allowed us to deliver significant value, and we think going forward it will allow us to continue to do the same thing.

Again, you do give up some flexibility when you go to a triple-B. You give up flexibility and kind of the depth and the tenor of the commercial paper markets. And with some of the choppiness to the flows of our international cash these days, we're relying on commercial paper little bit more. And, again, the message that we're sending around to the franchisees and the alignment with our franchisees is an extremely important piece of this. It's not the only thing, but it's an important piece of it, especially as we're looking to turn the US business and get them focused on really driving sales and transactions in their restaurants.

Joe Buckley - *Bank of America Merrill Lynch - Analyst*

Malcolm? Let me ask one while we're getting a microphone here. Are you starting to see signs of macro improving in Europe? Not talking about Germany per se but talking about the broader continental business. Are you feeling a little bit better about the macro backdrop?

Pete Bensen - *McDonald's Corporation - EVP and CFO*

You know, it's the first time in several years that we went into the planned presentations this fall when the markets weren't talking about the economy taking another leg down. So that was a positive things for us, and it was more about stabilization, Joe. So I think we're cautiously optimistic.

But even in this environment, France for example, the IEO industry is still projected to contract next year. And UK and Germany grow at 50 basis points -- at 70 basis points. So I think it will take a little time before those macro improvements start to translate into IEO industry growth and therefore improve customer reactions. But I'll say it better than it was a year ago and we're cautiously optimistic.

Joe Buckley - *Bank of America Merrill Lynch - Analyst*

Malcolm?

Unidentified Audience Member

THOMSON REUTERS

When you started getting softer, as Joe had alluded to earlier, was part of that a surprise on your part that some of your competitors had started to copy your game plan and work getting more effective? And so that which you had enjoyed -- almost a free lunch, in a sense because they weren't going after the same kind of targets in the same way. And they started copying you; obviously they started sharing some of it. Was that a surprise, one?

Two, you have this incredible feedback mechanism. Why does it take so long to -- did you not think it was serious? Or why did it take so long to respond to it?

_____

Pete Bensen *- McDonald's Corporation - EVP and CFO*

I think to question one, yes, the competitive environment has gotten much more aggressive. I wouldn't necessarily say it surprised us, Malcolm, but maybe the number of competitors that really upped their game in the time in which they did it was pretty significant.

_____

Unidentified Audience Member

It was almost all of them.

_____

Pete Bensen *- McDonald's Corporation - EVP and CFO*

And it was almost all of them. Correct. And so we are big system, and so it takes a while to react and turn -- we're much more nimble locally. So the way we're organized, we have 180 some local TV co-ops around the country where we can be more nimble with some of our local promotions and address local competitive activity. But when things are going on on a national level at multiple competitors, it does take us little longer. But as I said, we've kind of got some of that figured out and we're going after our plans.

_____

Joe Buckley *- Bank of America Merrill Lynch - Analyst*

Perfect timing, Pete. It looks like our session is up. Thank you very much.

_____

Pete Bensen *- McDonald's Corporation - EVP and CFO*

Great. Thank you.

THOMSON REUTERS

Exhibit 99.2

THOMSON REUTERS STREETEVENTS

EDITED TRANSCRIPT

MCD - McDonald's Corporation at RBC Capital Markets
Consumer & Retail Conference

EVENT DATE/TIME: MARCH 12, 2014 / 12:00PM GMT



THOMSON REUTERS

CORPORATE PARTICIPANTS

Pete Bensen *McDonald's Corporation - CFO*

CONFERENCE CALL PARTICIPANTS

David Palmer *RBC Capital Markets - Analyst*

PRESENTATION

David Palmer *- RBC Capital Markets - Analyst*

I'm David Palmer, restaurant and packaged-food analyst at RBC Capital Markets. And on behalf of the firm, I'm very proud to welcome you to the RBC Capital Markets Consumer Conference. We will have C-level executives from 37 consumer companies meeting with us here today and tomorrow.

Our presentation format will be fireside chat. We will invite you to write down your questions on the postcard next to you. We will try to work those into the Q&A. Thank you again for attending the conference.

Our lead-off company fireside chat presentation is McDonald's. We're honored to have Pete Bensen, McDonald's Chief Financial Officer, with us; along with Kathy Martin and Chris Stent of Investor Relations.

Pete has been CFO since early 2008 and has been in a series of financial roles with the Company since 1996, in total over 17 years with the Company.

While McDonald's stock upside and earnings growth have slowed in the last couple years, it's worth remembering that McDonald's stock is up over 5 times since 2003, with almost all of that upside driven by returns and earnings growth.

There's absolutely no doubt that McDonald's is a built-to-last company with talented, experienced leadership, both inside and outside the Company. It is with that respect that our research team and investors are looking at McDonald's with an eye for that acceleration in EPS growth again.

After Pete's comments, we will conduct the fireside chat. And as a reminder, please feel free to write down your questions on index cards provided.

Pete, perhaps you want to kick it off with some opening comments, and we'll go from there.

Pete Bensen *- McDonald's Corporation - CFO*

All right. I didn't know exactly the format, here, so I'll use the podium, if you don't mind.

So thanks, Dave, and good morning, everyone. It's a pleasure to be here.

At McDonald's, our number-one priority is to satisfy our customers' needs by serving great-tasting, high-quality food in contemporary restaurants. That's why every day, McDonald's is a destination for approximately 70 million customers around the world.

The foundation of our business is strong. We have an iconic brand; an aligned and focused system of owner operators, suppliers, and employees; superb real estate locations in 119 markets around the world. These competitive advantages position us to grow the business profitably over the long-term.

Our customers are at the front and center of all that we do. Guiding our strategies is the Plan to Win framework and our three global-growth priorities to optimize our menu, modernize the customer experience, and broaden accessibility to brand McDonald's around the world.



Now more than ever, we're focused on strengthening our relationship with the customer by enhancing our current initiatives for greater relevance, broader reach, and better restaurant execution.

We're actively pursuing sizable growth opportunities. While we are the biggest player in the $1.2-trillion global informal eating-out category, today we account for less than 10% of informal eating-out sales. Raising our share by just 1% would deliver an additional $12 billion in system-wide sales.

To capture this opportunity, we're prioritizing our efforts and focusing on customer-facing initiatives with the greatest potential for growth, including reinvigorating our core favorites, including the Big Mac, Egg McMuffin, and our world-famous fries; while balancing the introduction of compelling new menu items and limited-time offers to broaden our appeal, strengthening our value platforms across the globe to provide consistent, affordable options to customers throughout the day; investing in our restaurants to keep them modern and contemporary; while leveraging investments in technology, like our point-of-sale system, Made for You, and our digital initiatives, which will further differentiate the McDonald's experience; and expanding our global footprint to grow to the real market opportunities that exist.

While our long-term strategies are intact, we recognize the need to address our near-term performance, focusing on what's within our control and providing customers with more compelling reasons to visit McDonald's today and into the future.

In 2014, we're prioritizing our efforts around those activities that have the most potential to drive performance in the near and longer term.

Our financial model is primarily based on driving sales, and our approach is twofold. First, we're focused on priority markets that have the most opportunity to drive our consolidated results. And second, we're looking to scale global initiatives that have the potential to drive performance across multiple markets, in both the near and the longer term.

So as a perspective, the following eight markets contribute over 80% of our consolidated operating income -- the US, France, Australia, UK, Germany, Russia, China, and Japan. Our ability to enact improvements in these markets will obviously have the greatest impact on our performance.

And the tactics within each of these markets will vary. The US is our largest market and has the most significant need for improvement in the near term. Our 2014 plans for the US are focused on strengthening the core business and improving our marketing to drive customer visits.

We're also building upon the strength of our breakfast business by combining our high-quality McCafe products that pair well with delicious foods at the speed and convenience that only McDonald's can provide. In addition, we will enhance our operations execution through better crew staffing and positioning, which builds capacity at our peak hours.

We're also committed to continuing to invest in our restaurants. Our new kitchen equipment, which will be in place by the middle of the year, will enable us to better deliver a positive experience to our customers.

As I said, the tactics will vary by market. But I do want to emphasize that we have an intense focus on enhancing our performance, especially in these priority markets.

However, there is no silver bullet. The adjustments we're making are comprehensive in nature and will take several months for our customers to notice and give us credit for those differences. So we expect results in certain of these markets will remain somewhat volatile in the near term.

In addition to our focus on the priority markets, we're pursuing global-growth opportunities that have the potential to drive top-line results across multiple markets.

From a menu standpoint, we're expanding and leveraging investments in our McCafe platform, both in terms of new units and extensions of our existing product lineup. We're also fortifying affordability platforms for greater consistency around value offerings that cross multiple [day park] and price points.



In addition, significant opportunity remains to grow our business through expanding our footprint around the globe. We continue to believe that investing in the McDonald's business is the best investment we can make to drive long-term growth.

In 2014, we plan to open between 1500 and 1600 new restaurants. We will also continue to make progress in our modernization efforts, and we expect to have about 60% of our global restaurants modernized by the end of this year.

Finally, given the investments we've made the past years to build our capabilities, especially in technology, with more common platforms like our point-of-sale system, we're pursuing global opportunities to leverage these areas in the future, including digital initiatives. Our goal is to engage more deeply with our customers, wherever they may be, and become a more integral part of their daily lives.

So we remain focused on the business strategies and execution and are moving with a sense of urgency to address recent financial performance and improved shareholder returns.

In addition to the steps I've outlined to position the Company for growth, we're actively looking at ways to optimize our capital structure, while maintaining our long-term financial strength; optimizing our restaurant-ownership structure, including certain refranchising activities, especially in markets outside the US; and scrutinize ongoing [G&A] levels while appropriately supporting our franchisees and our growth initiatives.

We look forward to updating you on our progress in these areas periodically throughout the year.

Around the world and across the system, we are ensuring our plants are deeply rooted in the evolving wants and needs of our customers. We know that's key for our performance today and over the long term.

At the same time, we remain grounded in our sound business fundamentals. We have a strong financial foundation and a resilient business that produces a significant, predictable cash flow stream, allowing us to return substantial amounts of cash to shareholders.

Over the past five years, we have returned over $26 billion to shareholders through share repurchases and dividends, including a total of $4.9 billion returned last year. In 2014, we currently expect to return approximately $5 billion.

I'll close by re-emphasizing my confidence in the future. Our fundamentals are strong. We're leveraging the power of our business model, our investments in restaurant capabilities and modernization, and our hard-earned competitive advantages to pursue the sizable opportunities before us.

At the same time, we're thoughtfully evolving our approach to remain relevant to our customers, focusing on those things within our control to navigate the near-term challenges, while driving long-term profitable growth.

Thank you. And now I think we'll do the fireside chat.

QUESTION AND ANSWER

David Palmer - *RBC Capital Markets - Analyst*

Thank you, Pete. Let's follow up first on that last point. As a reminder, if you do have a question, you want to write that down on an index card, and we'll try to work that in, in the time remaining.

You mentioned that you would optimize your capital structure while maintaining financial strength. I think that's what you said. Could you talk a little bit about what that means, refine for us how you're thinking about that?



Pete Bensen - *McDonald's Corporation - CFO*

We balance the desire to get out and let people know what we're thinking, versus having all of the answers at the time we did that.

But important to understand is -- you know, financial strength and flexibility has been a foundation of our business model for over 50 years. And unlike a lot of other concepts, we're both the landlord and the franchisor, so we co-invest with our franchisees. And that financial strength and flexibility is important in that relationship.

We expect it of the franchisees, because we want them to invest in their business; and they expect it of us. And I think it's served us well.

It's a longer-term view, right? And I don't think we would have had the success we had in rolling out McCafe in 2008 and 2009 without that financial strength.

And since there's nothing that's changed in our business model or our philosophy around this, we're not talking about dropping our rating or doing anything dramatic. But that said, in this period where performance is a little softer, we think within our single-A rating category there's an opportunity to maybe push the leverage up a little bit. And that's essentially what we're doing.

We don't have it quantified yet, and certainly as we finish our work with the rating agencies and our internal analyses, we'll come out with something of a quantification. But for now, that's the guidance we're giving.

David Palmer - *RBC Capital Markets - Analyst*

This may be a bit of a leap, but when I hear a company talking about perhaps buying back stock, and presumably that's the other side of the [leverage], it tells me a little bit about where in that recovery they think they are. In other words, they feel optimistic about that medium term, in this case may be 2015 and beyond. It's a little bit of a leap, but is it fair for us to read into it that you're seeing a light at the end of the tunnel?

Pete Bensen - *McDonald's Corporation - CFO*

I think -- you heard in my remarks that we have a lot of opportunity in front of us. And we think we're aligned and have the strategies to deliver on some of that long-term growth.

David Palmer - *RBC Capital Markets - Analyst*

One thing that I've been interested in is the change in the franchise mix. The re-franchising thing, you touched on it. Today, the valuations of those 100% franchise models are up there, such that the market is saying, they don't need to be discounting, that there are disadvantages to being 100% franchised. Some of the language that you chose -- it sounds like somewhere between zero and where you are is probably the right mix. How will you determine what is right for McDonald's?

Pete Bensen - *McDonald's Corporation - CFO*

That's a great question. Because if you look around the world right now, we're 89% franchised in the US -- and maybe there's room for that to change slightly, but not dramatically -- but a little over 70% in both [AMEA] and Europe.

And again, within those segments, that varies by country. But Asia is probably the area that has a greatest opportunity for us in some markets there, and yet there's still opportunity in Europe.

So it is really a [work stream] going on right now that's country by country. We don't have a global target that we're setting, but it's going to be what's the best mix within each country.

 THOMSON REUTERS

And we constantly do this anyway as part of our normal course. But this, again, in this environment is a little more of a concentrated effort to maybe accelerate some things and move it up on the priority list to -- you know, it has a couple benefits for it, right?

You get cash from selling the restaurants, and you also on the longer-term basis, which I think is more valuable, you convert some of that cash flow stream to that stable, predictable rent-and-royalty stream versus the company operated.

So we're not targeting to go to 100%, but, as you say, somewhere between where we are today and 100% is the right answer.

David Palmer *- RBC Capital Markets - Analyst*

McDonald's talked about becoming a more consumer-centric company, using consumer insight. And there's some new people in the marketing side that have come on. You have a new head of IT, as well. I don't though if you call it IT head, but the person --.

Pete Bensen *- McDonald's Corporation - CFO*

Our digital initiative.

David Palmer *- RBC Capital Markets - Analyst*

Right. And Steve Easterbrook, we noticed, rejoined the Company last summer. So there seems to be some new blood in an area that could have some input as to how you're looking at your business, and presumably you're deep-diving into what consumers want out of McDonald's. How are you approaching your marketing opportunities? What adjustments will McDonald's be making?

Pete Bensen *- McDonald's Corporation - CFO*

Something that we've done recently in the US is -- frankly, we've reorganized our marketing department. So you know we brought in a new Chief Marketing Officer, who started earlier this month.

But we also -- the marketing department used to be organized by product category. So you had -- you know, a lead for beef, a lead for chicken, etc. Now we've reorganized along consumer groups, so millennials, families, adults.

And you heard us talk recently about maybe losing some relevance in our communications and marketing. We think this is absolutely the way to get back to -- if these are consumer groups that are key to us, how do we better connect with them? And if we organize around that, we think we have a better chance of connecting and being more relevant to them in that regard.

And Atif is just bringing a new perspective on digital, which I know is of interest to you. But we can talk about that now, or we can talk about it --.

David Palmer *- RBC Capital Markets - Analyst*

Why don't we jump to that? I think that is definitely something that I think you have a right to win in that area. So any details on that would be great.

Pete Bensen *- McDonald's Corporation - CFO*

We throw that word, digital, around. Internally, there's really kind of four quadrants that we talk about digital.

 THOMSON REUTERS

There's digital marketing, which is the digital menu board and the social-media communications and things like that. Then there's the digital order and pay, so more of the transaction application; customer-relationship stuff, so the loyalty programs, the deeper consumer insights there; and then actually, digital play is another aspect of the whole digital frame around -- you know, applications within restaurants, websites, things like that.

But really, we brought Atif in because of a recognition of, A, the opportunity in front of us; but, B, the fact that we did not have that experience and competencies within McDonald's.

So we brought in an industry leader late in 2013. We've -- it's one of the quickest mobilizations, I would say, within McDonald's of our resources globally around an initiative. And that's just evidence internally of how important everybody thinks the digital opportunity is.

And we're going to have to do things that are a little bit unnatural for McDonald's, meaning we're going to have to put some things out there that we know are not 100% perfect. But if you wait in this space until everything is 100% figured out, then you're going to miss whole opportunities.

So you're going to see, later this year certainly, multiple tests around the digital payments and digital ordering in various markets around the world, and a lot of work on, how do we come up with a loyalty program or this customer-relationship aspect that can be uniquely McDonald's.

I talked about leveraging our point-of-sale system. We've got basically a common IT platform around the world -- we will have it in virtually all of our restaurants by the end of next year -- be able to deliver a somewhat consistent consumer-facing application around the world to 70 million customers a day, ultimately. That can be a pretty powerful thing, and ultimately that's how we're thinking about it.

But we know to get there, we're going to have to iterate and do it in steps. And so you'll see moves around the year as we test some of that stuff.

David Palmer *- RBC Capital Markets - Analyst*

With regard to innovation, menu innovation in particular, how's the process changed? 2013 seemed to be one where you had -- you talked about having a lot of new products. And I think that there was a questioning about the pace of that. But some of the premium innovation I would have thought would have been more incremental, to be honest, in this last year. How do you feel about the pipeline today and the [incrementality] of what you might have in store for 2014?

Pete Bensen *- McDonald's Corporation - CFO*

The process really hasn't changed dramatically. I'd say -- as we diagnose 2013 -- and you talked about the pace of our roll-out, I think, had some issues -- but the underlying issue of that was, we probably made some of the processes and procedures in our restaurants a little bit more complex.

And so underneath what were some, arguably, successful roll-outs of these products was service and some customer-satisfaction issues that were actually detracting from the sales.

And so internally, we talk about these first six months of 2014 being a service reset for the business. And each owner operator and each of our McOpCoÂ [path] leaders are going to be consulting with our operations folks, in almost like a back-to-basics approach around proper staffing levels, proper positioning of the staff.

It sounds mundane, but when you can concentrate an effort like that over a six-month period -- and we know internally when you do things like split the function in the drive-through between the person taking the order and the person taking the cash -- when you do that during the peak period, you increase your throughput and you increase our order accuracy.

And those, again, they sound mundane. But when you can do them and do them across 14,000 restaurants at the same time, it can have an impact on resetting that base.



And then we talk about new kitchen equipment coming later this year that will offer us the ability to give new toppings and flavors. If you don't fix that base before you do something like that, then you probably lessen your chances of success in that regard.

So again, I don't think it was the new products, per se, or the testing methodology, per se, but some of that underlying trend. And we know -- over time, we've gone back and studied markets over the last ten years that have kind of turned that sales trend line. And we know that, one, it takes a few months, it takes several months to do that. But it also takes multiple initiatives that the customer has to notice and then the customer has to give you credit for it.

So that's why in my remarks I said we're going to still have some volatility for a while as we work through these things; but ultimately for the long-term health of the business, this is the right way to go.

David Palmer - *RBC Capital Markets - Analyst*

McDonald's made the Dollar Menu & More change -- the evolution from the Dollar Menu, recently. I have a feeling that was in advance of the [deep] inflation that you see out there. How do you feel about the inflation in front of you, not just for 2014, but how it's probably going to play out through the year? I think the market is anticipating that inflation will be accelerating. What are your thoughts on that?

Pete Bensen - *McDonald's Corporation - CFO*

The Dollar Menu & More was really a more strategic move around -- we knew we couldn't maintain the dollar price-point on the McDouble forever. And if you -- while our supply chain folks did a great job in managing the cost, ultimately we knew we'd have to give that up.

So if you go under that premise, we wanted to create a platform where we could introduce more value price points to the consumer instead of just $1. Because if you're anchored at $1 and you do have inflation, the other products disproportionately absorb more of that cost increase, widening the gap from that dollar price point.

So it was a move -- yes, we knew in our test markets when we raised the price of the McDouble by 19% that you see a reduction in unit movement of the McDouble. We're seeing about the same experience nationwide.

We know -- and the key was introducing the $2 price point. So we have several sandwiches at $2 now that we knew in the test market that you saw some trade-offs onto that. But again, that's still a more profitable trade than trading to a $1 sandwich. And ultimately, it does give you that strategic framework to introduce and keep value alive at a price point other than $1.

So it was -- yes, commodity costs factored into it somewhat, knowing ultimately it would get too much to be able to sell that sandwich for $1. But it was more about creating a broader perception of everyday value for the consumer at some different price points.

David Palmer - *RBC Capital Markets - Analyst*

We have run out of time, here. We are going to have a breakout with McDonald's. Thank you again, McDonald's team, for joining us here today.

Pete Bensen - *McDonald's Corporation - CFO*

Thanks for having us.



